December 27, 2024

Chun-Hsien Tsai
Chairman of the Board, President and Chief Executive Officer
Ainos, Inc.
8880 Rio San Diego Drive, Ste. 800
San Diego, CA 92108

       Re: Ainos, Inc.
           Registration Statement on Form S-3
           Filed December 23, 2024
           File No. 333-284003
Dear Chun-Hsien Tsai:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Steven Lipstein